Exhibit 99.1

Code of Conduct

Dated as of January 1, 2012

Our Core Values

•                  Entrepreneurial spirit

•                  Operational excellence

•                  Continuous Improvement

•                  Transparency

•                  Safe work environment

•                  Ethical attitude

•                  Respond for local communities

•                  Responsibility

•                  Respect for the environment

•                  Integrity

Ask Before Acting	• Is it legal? • Is it the right thing to do? • How would it look to those outside the Company?

Remember These Rules	• Know the standards that apply to your job. • Follow these standards — always. • Ask if you are ever unsure what the right thing to do is. • Keep asking until you get the answer.

Table of Contents

Leadership Message	5

Getting Started	6

What is the purpose of this Code?	6
Who should follow this Code?	6
What are my responsibilities?	6
What role do managers and supervisors have?	7
What about different laws in different countries?	7
Who is authorized to waive any of the provisions in this Code?	7
What are the consequences for violating this Code?	7

Our Treatment of Yamana Personnel	8

Our Goal	8
Equal Opportunity	8
Mutual Respect and Dignity	8
Fair Labour Practices	9
Employee Health and Safety	10
Employee Privacy and Confidentiality	11

Conducting Business	13

Our Goal	13
Fair Competition	13
Conflicts of Interest	14
Gifts and Entertainment	15
Working with Suppliers	16
Anti-Corruption	17

Our Relationships with Communities and Society	19

Our Goal	19
Environmental Stewardship	19
Community and Political Involvement	20
Government Relations	20

Company Resources and Information	22

Our Goal	22
Accurate Financial Reporting	22
Safeguarding Assets	23
Insider Trading	24
Records Management	25
Speaking on Behalf of Yamana	26
Use of Social Media	27

Asking Questions and Raising Concerns	29

When to Get Help	29
Where to Get Help	30
The Yamana Integrity Helpline	31
How the Yamana Integrity Helpline Works	31
Management Report of Suspected Code Violations	32
Non-Retaliation Policy	33
Raising Concerns Appropriately	33

Your Certification and Pledge	34

The Code does not alter the terms and conditions of your employment, nor does it create any contractual rights for any employee or third party.

Leadership Message

Dear Colleagues:

Yamana Gold’s most precious asset is its reputation for integrity.  To earn that reputation, we must be clear about what we stand for, and always deliver on our commitments — to our people, the marketplace and the communities where we work.

Complying with all the rules that relate to our business can be challenging, particularly in the highly-regulated and global environment in which we operate.  In an effort to make this task a little easier, we are providing you with this revised Code of Conduct.  This Code contains many of the same provisions of our previous code and related policies, but presents them in a more streamlined, user-friendly, and practical format.  It also contains some new material that reflects our constant reassessment of the compliance risks and responsibilities facing the Company.  In short, this new Code is, like our business, a reflection of continuous improvement.

Review the Code carefully.  Its purpose is not to make us all experts in every law that affects our business, but rather to guide us in understanding the basic ethical and legal parameters that govern how we do business.  It is designed to help us spot potential ethics and compliance issues, and to guide us in making the right choices or getting the right help when confronted with such issues.

While this Code can help us remember what the rules are, we all know that just having rules is not enough.  Maintaining our reputation for integrity takes an unyielding commitment by each of us, every day.  Nothing else should ever come first— not meeting a financial target, expediting production, or pleasing a boss.

By following the letter and spirit of this Code, we can ensure that working for Yamana continues to be a source of tremendous pride.

Sincerely,

Peter Marrone
Chairman & Chief Executive Officer

Getting Started

What is the purpose of this Code?

Yamana is committed to conducting business in accordance with the letter and spirit of the law and the high standards of ethical business conduct reflected in our internal policies.

In today’s climate, the standards and expectations for responsible business conduct are more demanding than ever. That is where our Code of Conduct comes in.

The Code is global and applies equally and unequivocally. Its purpose is to help us:

•                  understand and apply the key compliance and integrity rules that apply to our jobs; and

•                  know where we can go for guidance if we are ever unclear about the right course of action.

Who should follow this Code?

The Code applies to everybody at Yamana, regardless of title, stature or tenure. This includes our board of directors, executive officers, and every other employee in every country in which Yamana does business (each of whom are referred to as “employees” in this Code.) Additionally the Code applies to any party acting on behalf of or representing Yamana, such as contractors, agents and consultants.

What are my responsibilities?

By working for Yamana, each of us is agreeing to comply with all laws, regulations and Yamana policies that apply to our work, including adhering to the provisions and spirit of this Code. You are responsible for becoming familiar with and following the standards that apply to your job. You are also responsible for seeking advice when needed, raising concerns, and reporting any potential violation of our Code to management.

You will be asked to certify your commitment to and compliance with the standards of conduct contained in this Code. All persons covered by the Code must complete the certification annually.

What role do managers and supervisors have?

If you manage or supervise others, you have been placed in a special position of trust. To maintain that trust, always:

•                  set an example by showing what it means to act with integrity, and by using and referring to the Code as a “living” company resource;

•                  ensure that those who report to you have the knowledge and resources to follow the Code’s standards;

•                  monitor compliance of those you supervise;

•                  enforce the Code consistently; and

•                  support those who raise questions or concerns in good faith about compliance and integrity.

What about different laws in different countries?

Because Yamana is a Canadian company, some Canadian laws apply wherever we do business, even outside of Canada. Yamana is also a global organization. This means we respect the laws in every country where we do business. Moreover, we have a responsibility to uphold the same high standards of ethics everywhere, even when operating in environments and cultures that are more lenient than our own.

If you believe that any provision of the Code may be interpreted as differing from an applicable law, regulation, or other company policy, please consult the Legal Department in Toronto. When in doubt, apply the more stringent standard.

Who is authorized to grant an exemption to any of the provisions of this Code?

Exemptions to this Code for Officers and Directors of the Company can only be granted by the Audit Committee. Exemptions for all other personnel can only be granted by the Chairman and Chief Executive Officer or the General Counsel and will be reported to the Audit Committee at least twice annually. All requests for an exemption to this Code should be directed to the Legal Department in Toronto at:

Yamana Gold Inc.

Legal Department - Compliance

Royal Bank Plaza, North Tower

200 Bay Street, Suite 2200

Toronto, Ontario M5J 2J2

Telephone: (416) 815-0220

What are the consequences for violating the Code?

Anyone who violates our Code or its underlying policies may be subject to disciplinary action, including termination. Moreover, in cases where laws are broken, the individuals involved may also expose themselves to criminal prosecution, fines and imprisonment.

Our Treatment of Yamana Personnel

Our Goal

Respect is a key Yamana operational value — this means we value differences and appreciate each person for her or his unique qualities. We strive to maintain a diversified workforce in which all employees have the opportunity to reach their full potential, and in which everyone is treated, and treats each other, with fairness, dignity and respect.

Equal Opportunity

Our Company is a culturally diverse, desirable place to work. There shall be no discrimination against any employee or applicant because of race, colour, creed, religion, age, gender, disability, national origin, citizenship status, marital status or sexual orientation. The Company will maintain a work environment free of discriminatory practice of any kind.

The Yamana Way:

•                  Make employment-related decisions based on an individual’s abilities and merits, not personal characteristics that are unrelated to the job.

•                  Provide reasonable accommodation for individuals with disabilities or established religious beliefs.

•                  Value diversity and be inclusive toward others with different backgrounds.

Avoid and Get Help if You Observe:

•                  Discriminating against individuals when making decisions related to recruitment, hiring, compensation, training, promotion or termination.

•                  Refusing to work or cooperate with certain individuals because of their race, religion, gender or other characteristic protected by law.

Mutual Respect and Dignity

Mutual respect and dignity should form the basis of your interactions with colleagues, and you should guard against any form of behavior that compromises trust, the quality of the work environment, or the integrity of decision making.

Respect and dignity should govern your dealings within and outside the Company as they relate to Yamana and its personnel. You should guard against any form of behavior that may compromise the integrity of Yamana or of your colleagues. Discussions that offend Yamana its personnel (including the Board of Directors, senior management or any of your other colleagues or peers) should be avoided.

Yamana prohibits behavior that harasses, disrupts, or interferes with an employee’s work performance or in any way creates or contributes to a negative, intimidating, hostile, or offensive work environment.

The Yamana Way:

•                  Treat others as you would wish to be treated.

•                  Acknowledge and respect individuals with viewpoints that may be different than your own.

•                  Work through disagreements or conflicts in a civil and constructive manner.

•                  Be respectful and dignified when discussing Yamana and the actions of Yamana personnel.

Avoid and Get Help if You Observe:

•                  Unwanted, inappropriate or disrespectful sexual advances or harassment.

•                  Off-colour jokes, offensive comments, derogatory e-mails, or indecent artwork or photographs.

•                  Bullying, threats, intimidation, favouritism, belittling others, verbal or physical outrages.

•                  Gossip, rumors or other negative behavior with respect to Yamana or your colleagues.

Fair Labour Practices

Fair employment practices do more than keep Yamana in compliance with applicable labour and employment laws. They distinguish our ability to attract and retain the best talent for our workforce. Yamana is committed to complying with all laws pertaining to freedom of association, collective bargaining, immigration, wages, hours and benefits.

The Yamana Way:

•                  Verify the employment eligibility of employees.

•                  Accurately compensate employees for regular and overtime hours in accordance with local law.

•                  Maintain work weeks, rest periods, days off and benefits in accordance with local law.

Avoid and Get Help if You Observe:

•                  Failing to pay employees for all hours worked or making unlawful or unauthorized wage or benefit deductions.

•                  Coercing employees to bargain collectively or interfering with their ability to do so.

•                  Issuing payment to someone other than the employee who earned it.

Employee Health and Safety

Yamana is committed to protecting the health and safety of each employee. We believe that occupational injuries and illnesses are preventable. No activity is so important that it cannot be done safely, and there will be no compromise of an individual’s well-being in anything we do. A safe and secure work environment also means a workplace free from illegal drugs and violence. Remember, too, that weapons — even if used for sporting purposes — are not allowed in the workplace.

The Yamana Way:

•                  Follow all applicable safety laws, regulations and policies at all times, and encourage those around you to do the same.

•                  Immediately stop any work that becomes unsafe.

•                  Ensure proper routine maintenance is performed on buildings, machinery and equipment.

•                  Only undertake work for which are you trained, competent, medically fit and sufficiently rested and alert to carry out.

•                  Post adequate signage and practice fire and emergency evacuation drills on a regular basis.

•                  Maintain first-aid supplies and emergency response procedures that are adequate to respond to potential injuries.

•                  Promptly notify local management of any accident, injury, illness, unsafe condition, or threat of violence.

Avoid and Get Help if You Observe:

•                  Failing to provide or use personal protective equipment (e.g., safety glasses, hearing protection, hard hats, etc.) that is in good working order.

•                  Disabling or removing safety controls or guarding on equipment and machinery.

•                  Working on electrical or powered equipment without following safety procedures (such as “lock-out, tag-out”).

•                  Unlabeled or unapproved chemicals.

•                  Exposure to infectious diseases.

•                  Exposed or unsafe wiring.

•                  Unsafe driving or transportation equipment.

•                  Working under the impairment of alcohol, drugs or other narcotic, hallucinogenic, performance enhancing or restricting substances.

•                  Working in high places without fall protection.

•                  Working beneath heavy, suspended loads.

•                  Inadequate ventilation, lighting or temperature controls.

Employee Privacy and Confidentiality

Yamana respects the privacy of those whose personal data we maintain, and takes data protection laws seriously. This means that access to personal records should be limited to company personnel who have appropriate authorization and a clear business need for that information. Employees who have access to personal information must adhere to the highest standards of confidentiality regarding their use of that information.

Keep in mind that there may be legal restrictions on moving personal data outside of its country of origin — you must always seek advice from the Legal Department before doing so. Never provide personal employee information requested by anyone outside of Yamana without proper authorization.

You should not regard personal information or electronic communications that you store on company-owned computers or other electronic media such as hand-held devices as private. Records of your electronic communications may be made and used for a variety of reasons, and may be subject to monitoring or auditing at any time and without notice. Keep this in mind and exercise care when you use company electronic media.

Consistent with the above, Yamana does not normally take an interest in personal conduct outside of work — unless such conduct impairs the employee’s work performance or affects the reputation or legitimate business interests of the Company. Employees, agents, and consultants must report to the Company any criminal convictions or charges that are brought against them.

The Yamana Way:

•                  Collect, process and use employee personal data for legitimate purposes only.

•                  Use anonymous, partial or replacement data wherever practical (e.g., using company-issued identification numbers in place of government-issued personal identification numbers).

•                  Use encrypted files and devices to store and transmit private information prevent its unauthorized access.

Avoid and Get Help if You Observe:

•                  Leaving data storage devices or sensitive documents in non-secure locations.

•                  Sharing personal data with third parties, such as vendors or suppliers, who are not specifically authorized to have such data or who otherwise lack appropriate safeguards or restrictions on its use.

•                  Transferring personal data between countries without knowledge of the applicable legal requirements.

Conducting Business

Our Goal

In all our business dealings, Yamana strives to be honest and fair. We will compete vigorously, but fairly, and in compliance with all laws protecting the integrity of the marketplace. To help ensure the success we all share in, we must avoid conflicts of interest that could undermine our objectivity toward the Company.

Fair Competition

Our goal is to outperform our competition — fair and square. With a world-class business strategy and work force we need not — and will not — resort to unfair or dishonest means to win in the market.

We strictly adhere to fair competition laws which generally prohibit anti-competitive agreements and practices and other collusive conduct that undermines fair and open markets.

The Yamana Way:

•                  Compete on the merits and make no attempts to restrain or limit competition.

•                  Keep a professional distance from competitors and avoid contacts that may create the appearance of improper arrangements, side deals, or informal agreements.

•                  Hold information about Yamana in the strictest confidence and avoid any situation in which that information could fall into the hands of a competitor.

Avoid and Get Help if You Observe:

•                  Agreements or discussions with a competitor involving:

•                  pricing formulas, costs or profits

•                  production volumes and delivery dates

•                  sourcing or supplier arrangements

•                  exploration, production or distribution methods

•                  financial results

•                  Gathering information about competitors through inappropriate, misleading or dishonest means

•                  Interfering with or sabotaging a competitor’s business activities

Conflicts of Interest

All of our employees engage in activities outside the Company. A “conflict of interest” arises when an employee’s personal, social, financial or political activities have the potential of interfering with her or his loyalty and objectivity to Yamana and its shareholders. Actual conflicts must be avoided, but even the appearance of a conflict of interest can be harmful, too.

Examples of conflicts of interest include:

•                  Taking for themselves personally opportunities that are discovered through the use of corporate property, information or position and that the Company would otherwise pursue.

•                  Using corporate property, information, or position for personal gain.

•                  Competing directly or indirectly with the Company without consent from the Company’s senior management or Board of Directors.

•                  Accepting a personal contract or receiving payment from a Yamana supplier or competitor.

•                  Having another job outside of Yamana that interferes with work hours.

The Yamana Way:

•                  Whenever possible, avoid situations that give the appearance of a potential conflict of interest.

•                  Disclose any situation that could result in an actual, potential or the appearance of a conflict of interest.

•                  Work with your supervisor and the Legal Department to resolve any potential conflicts.

Avoid and Get Help if You Observe:

•                  Being in a position to influence a Yamana business decision (e.g., choosing a supplier) when you may have a stake in the outcome (e.g., having a financial interest in the supplier).

•                  A senior manager responsible for a function being in a position to be able to alter or direct someone to alter records to inaccurately describe the performance of the manager or their function.

•                  A person responsible for promotions or hiring is in a position to choose between someone close to them or a better qualified person.

To ensure that you deal with these issues properly, you must always fully disclose any actual, potential or apparent conflicts to your supervisor who will then forward the matter to the Legal Department (contact information can be found at the end of this Code) to address the conflict issue. The Company will identify appropriate steps to resolve the conflict, which may include, for example, removing you from decision-making responsibility in the area where you have a personal interest, or disposing of the interest that creates the conflict. It is important to recognize that many conflicts of interest can be resolved in a mutually acceptable way, but they must be dealt with.

In the event that any potential conflict of interest arises involving a director, the individual must immediately notify, in writing, the Lead Director of the Board of Directors and the Chairman and Chief Executive Officer. No further action may be taken unless authorized by the Lead Director of the Board of Directors or the Chairman and Chief Executive Officer.

Gifts, Meals and Entertainment

Business courtesies — such as gifts, favours, meals and entertainment — are often exchanged as a part of building good working relationships. While such business courtesies can build goodwill, they can call into question the motive behind the person providing them. In short, gifts and entertainment can create their own “conflicts of interest.”

As a general rule, you should not offer a business courtesy if it is lavish, excessive, inappropriate, impermissible under applicable law, regulation, or policy, or if doing so would make it appear that you are attempting to improperly influence a business decision. Likewise, you should never ask for or accept a courtesy from a third party if it might be viewed as an attempt to compromise your objectivity in making a business decision.

You may not accept gifts of money or receive any type of personal kickbacks, rebates or other “under-the-table” payments. You may accept unsolicited, non-monetary gifts provided they are modest, appropriate and customary.

The Yamana Way:

•                  Exercise good judgment, moderation and discretion when giving and receiving business courtesies.

•                  Make sure you know all the rules and laws that might apply before offering or accepting gifts and entertainment, especially if government officials are involved.

•                  Choose appropriate venues for corporate events or gatherings, such as restaurants, sports, theater or other cultural events.

Avoid and Get Help if You Observe:

•                  Requesting or accepting anything where someone is giving something in expectation of receiving favourable treatment or as part of an agreement do anything in return for the business courtesy.

•                  Giving or receiving any gift of cash (or cash equivalents such as gift certificates that are convertible into cash, bank checks, money orders, investment securities, negotiable instruments, loans, stocks or stock options).

•                  Give, offer, or agree to give or offer, directly or indirectly, a payment, a gift, or a benefit of any kind to a foreign official, a foreign political party or party official or any candidate for foreign political office or to any person for the benefit of such a foreign person in order to retain an advantage in the course of business.

Working with Suppliers

Our suppliers are valued partners in the success of our business. Our relationships with suppliers must be characterized by honesty and fairness. Suppliers should be selected based on competitive factors such as quality, service, technology and price. In addition, suppliers should be sought that share our commitment to ethics and sustainability.

The Yamana Way:

•                  Only do business with suppliers that comply with applicable legal requirements and Yamana standards related to labour, the environment, health and safety.

•                  Provide a competitive opportunity for suppliers to win business from Yamana, including local and small businesses.

•                  Safeguard the proprietary information exchanged with suppliers through confidentiality agreements.

•                  Honour commitments, contracts and agreements made with suppliers.

Avoid and Get Help if You Observe:

•                  Potential conflicts of interest in supplier selection, such as accepting improper gifts, kickbacks or other items of value.

•                  Directing business to a company owned by a relative or close friend without disclosing a potential conflict of interest to your supervisor.

•                  Directing business to a company owned by an individual with ties to a government official who has any dealings with Yamana that might create a conflict of interest.

•                  Lax regard for environmental, health, safety or fair labour standards in supplier facilities.

Anti-Corruption

Increasingly, international laws, such as Canada’s Corruption of Foreign Public Official Act (“Canadian Act”) and the U.S. Foreign Corrupt Practices Act (“FCPA”) make giving bribes to foreign government officials and other forms of corruption a very serious crime. These laws apply regardless of where business is done. Not only is it illegal, corruption is bad for business because it impedes investment, undermines economic growth, and reduces market opportunities.

Yamana is committed to avoiding even the perception that it would offer or give a bribe to obtain a business advantage. It is, therefore, strictly prohibited to give anything of value (including any service, gift, meal or entertainment) to government personnel and other officials for the purpose of improperly obtaining or retaining business, influencing the performance of official duties, or for any other improper purpose or business advantage. It is just as unlawful and impermissible to ask someone else — an agent or other third party — to make any payment, or perform any other act, that would be inappropriate for Yamana to do directly. These prohibitions apply regardless of whether the government official solicits the payment.

Be aware that “government officials” covered by many anti-bribery laws can be interpreted quite broadly, and may include local community leaders, members of a political party, political candidates, relatives of government officials, members of a royal family, employees of state-owned businesses, and employees of multinational organizations such as the United Nations. It is your responsibility to understand whether someone you deal with is an official.

The FCPA also contains internal accounting control and record-keeping requirements that apply to Yamana’s global operations. The FCPA’s intent, in requiring these controls and records, is to ensure that a business enterprise maintains reasonable control over its assets and all transactions involving those assets. All employees are responsible for following Yamana’s procedures for carrying out and reporting business transactions.

Moreover, a bribe is a bribe. Other Canadian, U.S. and local laws commonly prohibit commercial bribery (also known as private sector corruption), so these rules not only apply to our interaction with government officials, but also govern our interactions with commercial customers and suppliers.

The Yamana Way:

•                  Before giving a gift, providing a meal, entertainment or reimbursing travel expenses for government officials, make sure you understand and follow applicable legal requirements in our jurisdictions and Yamana’s internal policies.

•                  Maintain complete and accurate documentation of the purpose of interactions with government officials as well as commercial customers and suppliers — improperly recording expenses in the Company’s books, for example, can also violate anti-bribery laws.

•                  Ensure due diligence is performed on all agents and other third parties who interact with government officials on behalf of Yamana and require that they become familiar with and comply with this Code.

Avoid and Get Help if You Observe:

•                  Offering an improper payment (cash or otherwise) to a government official, or any related person or entity.

•                  Establishing an unrecorded fund of money for any purpose.

•                  Permitting an agent or representative of Yamana to violate our standards of conduct.

Our Relationships with Communities and Society

Our Goal

With a core focus on sustainability and longevity, Yamana is committed to being a responsible global corporate citizen and a good neighbour. Our interactions with the government, our regulators, the media, and local communities will be grounded on honesty and good faith. We support the rule of law, and are committed to promoting sustainable business practices within our operations and our supply chain.

Environmental Stewardship

Yamana seeks to design environmental programs that minimize our impact while maximizing the sustainability of the environment for future generations. Yamana upholds best practices to manage environmental matters in compliance with local laws and international standards.

The Yamana Way:

•                  Ensure our operations meet local government requirements and company standards, whichever are more stringent.

•                  Safely handle, transport and arrange for the disposal of hazardous materials, products and waste in an environmentally responsible manner.

•                  Strictly follow controls to protect employees, the environment and communities from the potential negative effects of cyanide when used during extraction.

•                  Seek cost or tax-saving opportunities that may be gained by adopting energy-efficient equipment and practices.

•                  Preserve biodiversity through air and water quality control and reforestation initiatives.

•                  Seek opportunities to minimize noise, odour or visual nuisances that may impact our neighbors.

•                  Promptly report any environmental breaches.

Avoid and Get Help if You Observe:

•                  Exceeding or violating air, water, land, or other environmental permits.

•                  Exposing employees or the local community to dangerous pollutants.

•                  Improper storage, handling or disposal of chemicals or hazardous materials.

•                  Falsifying data contained in environmental records or regulatory filings.

Community and Political Involvement

Yamana encourages employees to share their talents and free time with their communities and supports those who wish to make legal political contributions as private citizens. However, never use company resources or the Yamana name when involving yourself with such activities without first obtaining permission.

The Yamana Way:

•                  Seeking authorization from the Chief Executive Officer or Chief Financial Officer prior to making political contributions on behalf of the company and from senior management before making charitable contributions on behalf of the Company.

•                  Obtain authorization from your immediate supervisor before interacting with any government official on behalf of the Company.

•                  Certain circumstances may arise where it is impractical to obtain authorization from your supervisor before interacting with a government official. If this occurs, notify your supervisor immediately following any such interaction and communicate to your supervisor the substance and purpose of your interaction.

Avoid and Get Help if You Observe:

•                  Making political contributions without the authorization of the Chief Executive Officer or Chief Financial Officer.

•                  Using company time, property or resources for political activities.

•                  Attempting to influence or lobby for legislative, administrative or political action on behalf of the Company without the involvement of the Legal Department and Chief Executive Officer or Chief Financial Officer.

Government Relations

Yamana works hard to build strong relationships with the local and national governments where we work. We support the rule of law, and are committed to cooperating with appropriate governmental inquiries, and complying with valid requests for documents and information in legal proceedings.

The Yamana Way:

•                  Provide truthful and complete information when interacting with government regulators, investigators or providing testimony.

Avoid and Get Help if You Observe:

•                  Misleading any investigator or other government or regulatory official.

•                  Attempts to obstruct in any manner the collection of information, data, testimony or records by authorized government officials.

•                  Destroying or altering any company record or document, including emails or other electronic records in anticipation or in response to a request for such record or document by a governmental authority or court. Governmental or regulatory requests for information, documents or investigative interviews must be referred immediately to the Legal Department.

Company Resources and Information

Our Goal

Yamana seeks to create a profitable, growing business by effectively and efficiently employing our unique assets — our people, our knowledge, our brand and our physical assets. We will maximize the return on these assets by using them properly and protecting their value.

Accurate Financial Reporting

Financial and other disclosures that Yamana makes to the public must be complete, accurate, and free from misleading statements. Each day, employees generate information that feed into the Company’s financial records, and therefore everyone has a role in ensuring that this information is reliable. Every piece of data or information that is submitted — including things like expense reports, purchase orders, invoices, payroll records, geological tests or safety reports — becomes part of the Company’s records and therefore must be honest, accurate and complete. You should follow internal controls and generally accepted accounting principles when recording this data. You should also ensure documentation is maintained that clearly substantiates the data recorded into the Company’s books.

The Yamana Way:

•                  Record transactions accurately and maintain financial records in accordance with Yamana’s policies and relevant accounting standards.

•                  Follow all laws, external accounting requirements and company procedures for reporting financial information.

•                  Maintain segregation of duties and observe proper controls.

•                  Cooperate with our internal and external auditors.

Avoid and Get Help if You Observe:

•                  Deliberately making a false or misleading entry in a report or record.

•                  Accounting irregularities which falsify earnings, overstate assets or understate liabilities.

•                  Selling, transferring or disposing of company assets without proper documentation and authorization.

•                  Creating undisclosed or unrecorded accounts.

•                  Circumventing or improperly overriding internal controls.

Safeguarding Assets

Loss, theft and misuse of the Company’s assets have a direct impact on the Company’s business and its profitability. Employees, officers and directors are expected to protect the Company’s assets that are entrusted to them, and avoid infringing on assets belonging to others (such as competitors or suppliers). “Assets” includes things like:

•                  physical assets, property, inventory and records;

•                  financial assets, cash and cash equivalents;

•                  electronic assets, data networks and computer systems;

•                  time during which you are being paid to work;

•                  intellectual property, trade secrets and patents; and

•                  confidential and proprietary Information.

Those who are involved finance and treasury activities must always observe Yamana’s financial risk management and other policies and never exceed their delegated authorities or the Company’s risk tolerance levels.

Generally, the Company’s assets should not be used for personal reasons, except as permitted, for example in the case of company vehicles or other designated assets. However, situations may arise where personal use is acceptable if it is infrequent, does not interfere with your responsibilities, and in line with the Code. When such situations arise, use good judgment and discuss the issue with your manager if there are doubts about the appropriateness of the use.

The Yamana Way:

•                  Protect access to company facilities and comply with entry, exit and name badge requirements.

•                  Use assets under your control responsibly and secure them from theft, waste or abuse.

•                  Follow security guidelines designed to protect employees, facilities, information and technology assets.

•                  Change your computer and network passwords regularly as instructed by the IT Department.

•                  Monitor expense reports, vendor payments, account balances, journal entries, payroll figures, and budget variances for unusual activities.

•                  Identify and protect intellectual property from unauthorized disclosure or use.

•                  Respect valid patents, copyrighted materials, proprietary data, and other protected intellectual property of the Company and others.

Avoid and Get Help if You Observe:

•                  Unauthorized entry to facilities or secure locations.

•                  Theft, waste or abuse of company assets.

•                  Entering into transactions or creating risk exposures beyond your delegated authority.

•                  Unauthorized use or disclosure of information protected under patent, copyright or trademark.

•                  Making unlicensed copies of software for personal or business use.

•                  Using company computers or networks to send e-mails or to access websites that are inappropriate for the workplace.

•                  Sharing intellectual property that belongs to one supplier with another supplier.

Insider Trading

To protect the investing public, securities laws make it illegal for those with “inside information” to buy or sell securities (stocks, bonds, options, etc.).

“Inside information” means information that:

•                  is not available to the public, and

•                  is “material.”

“Material information,” in turn, means information that a reasonable investor would likely consider important in deciding whether to purchase or sell a security.

Because Yamana personnel may occasionally acquire inside information regarding suppliers or other publicly traded companies, insider trading laws apply to trading in the securities of these companies as well.

Many of our employees may have inside information simply by virtue of their positions. Inside information might include, for example:

•                  major acquisitions or dispositions by the Company;

•                  the signing of important contracts involving the Company or the loss of important contracts, including important employment contracts;

•                  exploration, mining, permitting, environmental or financial matters; or

•                  significant changes in management at senior levels or on the board of directors.

If you have knowledge of any of these kinds of information — and the information is non-public — this is inside information, and no employee may buy or sell securities using it.

The rule also applies to people outside of Yamana who get the information from one of our employees (an employee’s spouse, friends, broker, etc.). This means you must never give someone outside your company a “tip” regarding non-public inside information; this includes discussions on Internet “chat rooms.”

Securities law violations are taken very seriously and can be prosecuted even when the amount involved was small or the “tipper” made no profit at all. Government agencies regularly monitor trading activities through computerized searches.

Employees (and outsiders they are associated with) who have inside information can lawfully trade in the market once the information is made public through established channels and enough time has passed for the information to be absorbed by the public. Employees who have regular access to inside information must generally limit their trading of Company securities to specified “window periods.”

For any questions, please contact your Legal Department in Toronto.

Additional Resources Yamana’s Insider Trading Policy is available on the employee intranet.

Records Management

Company records should be maintained in accordance with Yamana’s policies that govern the creation, storage, maintenance, retrieval and destruction of company records. Keep in mind that records can take many forms, such as:

•                  paper records;

•                  electronic records;

•                  pictures;

•                  drawings;

•                  videotapes; and

•                  photographs.

You should fully comply with document preservation policies (which apply when situations involving actual or potential litigation arise) and document retention policies (which apply in the absence of legal proceedings).

The Yamana Way:

•                  Retain or discard documents in accordance with document retention policies.

•                  Store documents in a safe and secure environment.

•                  When discarding documents in accordance with our policies, make sure documents that contain confidential or personally identifiable information are fully shredded or destroyed.

•                  Interpret the term “documents” broadly if you receive a notice to preserve documents in connection with actual or potential litigation and retain all documents that may be relevant to the notice.

Avoid and Get Help if You Observe:

•                  Keeping old files or documents past their retention period.

•                  Storing records where they do not belong or may not be secure.

•                  Destroying or making alterations to a document that is the subject of a notice to preserve documents in connection with actual or potential litigation.

•                  Making changes to your computer (e.g., installing new software or removing files) when are you the subject of a document preservation notice.

Reminder: “Think Before You Send!”

Consistent with Yamana’s Acceptable Information Systems Use Policy, always use good judgment when communicating via the Company’s information systems. This is especially true for e-mail, which can seem informal, but in fact becomes a permanent record that could end up in the hands of an unintended audience.

Speaking on Behalf of Yamana

It is critical that all information released to the public through any channel including the financial and general news media, investors, and financial analysts be accurate and timely. This requires a full understanding of the entirety of Yamana operations and forward planning. For this reason only the Chief Executive Officer and the Chief Financial Officer (or persons designated by them) are authorized to speak on behalf of the Company to the media, to financial analysts and to investors.

Accordingly, any employee who is approached by the media, an analyst, investor or any other member of the public to comment on the affairs of the Company must refer all inquiries to the Chief Executive Officer and must immediately notify the Chief Executive Officer that the approach was made.

Use of Social Media

Web applications that facilitate information sharing and collaboration include web-based communities, social-networking sites, video-sharing sites, wikis, blogs and many others. Together, these technologies are known as “social media.” The standards contained in Yamana’s Code (including, for example, safeguarding confidential and proprietary information) apply to all personnel who participate in social media sites. These standards apply without regard to whether the conduct occurs during working or non-working time or whether Yamana equipment is used.

Be mindful of the public nature of the Internet when engaging in conduct online and avoid publishing anything that you wouldn’t want to be viewed by your family, colleagues or the general public. Since content is easily transferred and replicated across the internet, it is nearly impossible to delete content once it has been published.

The Yamana Way:

•                  You should never discuss Yamana business in social media. If you identify yourself to others as a Yamana employee (for reasons of company pride or otherwise) you should always be clear that the views you express are your own.

•                  Advise the Legal Department or your immediate supervisor if you become aware of any discussion about the Company in social media.

•                  As tempting as it is to “help” the Company, do not comment affirmatively or negatively on rumors you may see posted in social media or anywhere on the Internet.

•                  Strive for good decorum, language and accuracy in your communications; errors, omissions or defamations may result in liability for you or the Company.

Avoid and Get Help if You Observe:

Any online activity that is inconsistent with, or that could negatively impact, Yamana’s good standing and reputation.

•                  Discussing or otherwise revealing confidential, proprietary or non-public information.

•                  Engaging or arguing with others making claims about Yamana that are not true. Bring them to the attention of management but do not use social media to carry on public debate about the Company.

•                  Uploading, posting, or sharing work-related documents or e-mail exchanges or photographs of Yamana personnel taken at any company-sponsored event or pictures taken inside company facilities.

•                  Using Yamana’s logo, trademarks, imagery or other copyrighted works without authorization.

Additional Resources

The following policies provide additional details, and are incorporated herein by reference:

•                  Insider Trading Policy

•                  Timely Disclosure and Confidentiality Policy

•                  Corporate Controls Policy

•                  Acceptable Information Systems Use Policy

Please also refer to the policies of your local Human Resources Department and Safety Health Environment and Communities Department.

Asking Questions and Raising Concerns

When to Get Help

Yamana cannot live up to its commitment to act with integrity if we, as individuals, do not speak up when we should. You can harm Yamana not only by acting improperly, but also by keeping silent if you see something wrong. A culture of silence in a company can turn small issues into big ones. Always seek advice when the appropriate course of action is unclear. For example, when:

•                  You are not sure how to apply Yamana’s policies to a specific situation.

•                  The relevant laws or requirements are complex and difficult to interpret.

•                  Different opinions are making the right answer unclear.

•                  The proposed action or decision simply makes you uncomfortable.

In addition, you are also expected to report any potential or suspected violations of the Code, law, regulation or policy. This includes situations when you know or suspect that any of the following parties have been — or are about to be — engaged in illegal or unethical activity:

•                  Yamana employees or managers

•                  Agents or third-parties acting on behalf of Yamana

•                  Distributors, customers or end-users

•                  Suppliers or sub-contractors

•                  Joint venture partners

Where to Get Help

There are many communication channels available to help ensure that your questions or concerns are addressed appropriately. While you should choose the channel that you are most comfortable with, your immediate supervisor or manager is usually the best place to start.

You may also raise questions or concerns up the chain of command (i.e., your supervisor’s supervisor, and so on), or to a specialized resource as outlined below:

	Sample Topics	Resources to Consider
	Employment, discrimination, harassment, favouritism, wages, hours, inter-personal disputes	Local Human Resources Representative
	Workplace safety, hazardous materials, protective equipment, machinery handling	Local Environmental, Health, Safety and Community Representative
	Environmental releases, permits, disposal	Local Environmental, Health, Safety and Community Representative
	Financial reporting, accounting, tax reporting, books and records	Local Controller
	Local legal requirements, contract interpretations, litigation, document retention	Local Legal Representative
	Code of conduct requirements and interpretations, including conflicts of interest, fraud, corruption, collusion, gifts and entertainment or other	Local Legal Representative

If you are not sure if a matter falls into one of these categories, you must contact the Legal Department in Toronto for clarification at:

Yamana Gold Inc.

Legal Department - Compliance

Royal Bank Plaza, North Tower

200 Bay Street, Suite 2200

Toronto, Ontario M5J 2J2

Telephone: (416) 815-0220

Supervisors and management will provide the Legal Department in Toronto immediate communications of all potential code violations.

The Yamana Integrity Helpline

If you would like to report a concern confidentially or anonymously, you should contact the Yamana Integrity Helpline. This channel of communication is always available, but is especially useful if you feel uncomfortable using another channel of communication or other channels have proven ineffective in resolving an issue.

To use the Yamana Integrity Helpline, visit www.yamana.ethicspoint.com or call:

	Canada & U.S.: Argentina: Brazil: Chile: Colombia: Mexico: Peru:	1-866-842-2083 0-800-555-0906 0-800-891-1667 1-230-020-5771 01-800-9-155860 001-800-840-7907 0-800-52116

How the Yamana Integrity Helpline Works

The Helpline is available 24 hours a day, seven days a week to Yamana employees and third parties with whom we do business (such as suppliers). The Helpline provides the following features:

•                  Dedicated Assistance. The Helpline is administered by a reputable, external service provider that specializes in this area. Your call will be answered by a trained case intake specialist who will document your concern so that it can receive a proper resolution. You may also report your concern using the Helpline’s dedicated website.

•                  Anonymity. If you contact the Helpline, you have the option to remain anonymous. Our external Helpline service provider does not log or identify the telephone number from which calls are made, or generate logs of computer IP addresses for reports made via the internet. If you do choose to remain anonymous, it is important to provide detailed information and to check regularly for status updates or information requests from the team assigned to investigate your concern. You will be assigned a unique case number so that you can remain anonymous but also stay in touch in the future, as needed.

•                  Confidentiality. If you choose to identify yourself when using the Helpline, the Company will endeavor to keep your identity strictly confidential, sharing it only on a need-to-know basis among those directly handling or overseeing your case. Note, there may be unique circumstances when disclosing your identify is required by law or is necessary to fully investigate and address your concerns. Also keep in mind that providing your name allows us to contact you if we need additional information, which facilitates a thorough investigation. Providing your name also helps us monitor your situation to ensure that you do not experience retaliation for making a good faith report.

•                  Responsiveness. When a concern comes in through the Helpline, we take it seriously and we act on it. Out of respect for the privacy of individuals who may be implicated by your concern, we may be unable to share with you the detailed results of our investigation or what actions were taken in response. However, whenever possible, we will provide you with the status of our investigation so that you know your concern is receiving an appropriate response. At the end of the process, we will also invite you to provide feedback on your satisfaction with the process. The resolution of our case, along with your feedback, is monitored by members of senior management and the board.

Management Report of Suspected Code Violations

The Legal Department in Toronto will provide the Chief Executive Officer and/or Chief Financial Officer with monthly reports on suspected code violations. Immediate reporting must be made of any of the following:

•                  a material misstatement or omission in Yamana’s publicly released financial statements or any other matter that could reasonably be expected to result in a restatement of Yamana’s publicly released financial statements;

•                  a material misrepresentation or omission in Yamana’s other public disclosure documents other than financial statements;

•                  bribery of a government official or other alleged violation of anticorruption laws; and/or

•                  known or suspected fraud that involves a potential cost or loss to Yamana exceeding US$10,000.

The Chief Executive Officer and Chief Financial Officer will evaluate the materiality of the event to determine if immediate reporting to the Chairman of the Audit Committee is required. Otherwise, suspended code violations related to accounting and auditing will be summarized for the Audit Committee at least twice annually.

The Chief Executive Officer and/or the Chief Financial Officer will immediately report any of the following to the Chairman of the Audit Committee of the Board:

•                  known or suspected fraud, regardless of amount, that involves an officer or director of Yamana or any of its subsidiaries;

•                  known or suspected fraud, regardless of amount, that involves an employee who has a significant role in Yamana’s internal controls; and/or

•                  an event or series of events indicative of a deterioration in the overall internal control environment at a Yamana mine site, project development site or office.

Non-Retaliation Policy

Yamana will not tolerate retaliation against anyone who, in good faith, reports a concern or participates in an investigation, even if the allegation ultimately is not substantiated.

Anyone, regardless of position or tenure, found to have engaged in retaliatory conduct against someone who has raised a compliance or ethics-related concern in good faith will be subject to disciplinary action, possibly including termination. If you feel you have been subjected to retaliation, contact the Yamana Integrity Helpline for assistance.

Note that our policy against retaliation does not exempt you from discipline if you have engaged in improper conduct. However, Yamana encourages managers and employees to self-report violations, and, depending on the specific circumstances, may treat self-reporting as a mitigating factor when assessing the nature of disciplinary measures to be taken.

Raising Concerns Appropriately

Reporting concerns is fundamental to developing a strong culture of ethics and compliance and Yamana encourages and fully supports such reporting. However, reporting of compliance and ethics concerns must be made in good faith, for the best interests of the Company and not for personal gain or motivation. Like retaliation, misuse of the tools for reporting concerns or complaints made available by this Code will not be tolerated.

Your Certification and Pledge

As the Yamana Code of Conduct makes clear, adherence to the law and highest standards of integrity is critical to Yamana — our very success depends on it.

Compliance does not just happen, however.  It requires a commitment by every one of us.  That is why Yamana is asking its personnel to sign this pledge. It signals your individual commitment to act responsibly on behalf of your company.

Please sign the pledge below and return to your local Human Resources Department.

I have received Yamana’s Code of Conduct, Insider Trading Policy, Timely Disclosure and Confidentiality Policy, Corporate Control Policy and Acceptable Information Systems Use Policy (collectively, for the purposes of this certification, the “Code”) and understand that as a part of Yamana I must:

•                  Adhere to standards of conduct contained in the Code.

•                  Seek guidance if I am ever in doubt as to the proper course of conduct.

•                  Use one of the options the Company has made available to me to report any action that appears inconsistent with these standards.

I am presently unaware of any violation of the Code that I have not reported as required, and I have not myself participated in any such violation.

Signature	Date

Name